FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 25, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES COMMISSIONING OF TWO DRAWING MILLS AT ITS BELORETSK METALLURGICAL PLANT SUBSIDIARY

Beloretsk, Russia — October 25, 2007 — Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the commissioning of two modern drawing mills to produce 1.4 mm - 2.4 mm diameter spring wire at Workshop No. 12 of its Beloretsk Metallurgical Plant subsidiary.

The commissioning of two modern drawing mills at Beloretsk Metallurgical Plant OAO’s (BMP) Workshop No. 12 to produce 1.4 mm - 2.4 mm diameter spring wire is the most recent stage of the plant’s ongoing strategic technical re-equipment program aimed at improving product quality and reducing production costs. Since the beginning of 2007, the plant has commissioned a complex to produce high-tensile stabilized reinforcing wire; two lines to produce rope wire, clip wire, and semi-finished fiber wire; and rewinders.

The cost of the project amounted to more than RUR 69.0 million (approximately $2.8 million) and the designed capacity of the equipment will be approximately 14.2 thousand tonnes of wire annually.

The two newly commissioned drawing mills, manufactured by Ernst Koch of Germany, a leading manufacturer of wire drawing equipment, consists of an unwinder; a mechanical descaling line; a straight-through type drawing machine; and a coiler to lay wire in rosette type bundles.

Similar equipment already successfully operates at the plant. The first equipment to manufacture spring wire of 1.4 mm - 2.2 mm diameter was commissioned at BMP in 2005. Another two lines similar to the newly commissioned modern units were put into operation at Workshop No. 12 about a year ago. There has been consistently growing demand for spring wire in the market, which is mainly supplied to furniture manufactures. Today, 60 percent of springs in upholstered furniture and mattresses sold on the Russian market are made of the spring wire manufactured by Mechel’s Beloretsk Metallurgical Plant.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: October 25, 2007